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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___ )*

                            MICHAEL ANTHONY JEWELERS
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON SHARES
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   594-060-105
                                -----------------
                                 (CUSIP Number)

                 Kelly Patacca, Corporate Affairs Administrator
                             MAXUS INVESTMENT GROUP
                        28601 CHAGRIN BLVD. -- SUITE 500
                              CLEVELAND, OHIO 44122
                                 (216) 292-3434
 -------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notice and Communications)

                                October 23, 1997
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_x_|.

Check the following box if a fee is being paid with the statement |___|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP NO. 594-060-105
-------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Richard A. Barone / SS # ###-##-####
-------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|
-------------------------------------------------------------------------------
3 SEC USE ONLY
-------------------------------------------------------------------------------
4 SOURCE OF FUNDS*
        00
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 |_|
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
-------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
NUMBER OF                     0
SHARES
BENEFICIALLY       ------------------------------------------------------------
OWNED BY          8    SHARED VOTING POWER
EACH                          0
REPORTING          ------------------------------------------------------------
PERSON            9    SOLE DISPOSITIVE POWER
WITH                          0
                   ------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                              617,400
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                607,400
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                |_|
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                7.80 %
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
                IN
-------------------------------------------------------------------------------
   *SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.
SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP NO. 594-060-105
-------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Maxus Asset Management Inc. / ID # 34-1172683
-------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|
-------------------------------------------------------------------------------
3 SEC USE ONLY
-------------------------------------------------------------------------------
4 SOURCE OF FUNDS*
00
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e) |_|
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Ohio
-------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
NUMBER OF                0
SHARES
BENEFICIALLY       ------------------------------------------------------------
OWNED BY          8    SHARED VOTING POWER
EACH                     0
REPORTING          ------------------------------------------------------------
PERSON            9    SOLE DISPOSITIVE POWER
WITH                     0
                   ------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                         607,400
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               607,400
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
               |_|
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               7.80 %
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
               IA
-------------------------------------------------------------------------------
   *SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

SCHEDULE 13D -
-------------------------------------------------------------------------------
CUSIP NO. 594-060-105 -
-------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Maxus Securities Corp / ID # 34-1151160 -
-------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_| -
-------------------------------------------------------------------------------
3 SEC USE ONLY -
-------------------------------------------------------------------------------
4 SOURCE OF FUNDS* 00 -
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_| -
-------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
Ohio
-------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
NUMBER OF                0
SHARES
BENEFICIALLY       ------------------------------------------------------------
OWNED BY          8    SHARED VOTING POWER
EACH                     0
REPORTING          ------------------------------------------------------------
PERSON            9    SOLE DISPOSITIVE POWER
WITH                                        0
                   ------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                         10,000
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         10,000
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        |_|
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         .13 %
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
                             CO
-------------------------------------------------------------------------------
   *SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                            Amendment to Schedule 13D


Item 1.           Security and Issuer

         This Statement relates to the shares of Common Stock (the "Shares") of Michael Anthony Jewelers, Inc. The address of Issuer's principal officers is 115
S. MacQuesten Parkway, Mount Vernon, NY 10550-1724.

Item 2.           Identity and Background

         This Amendment Statement is filed on behalf of all persons and entities and participants of Resource Management, Inc., an entity incorporated under the laws of the State of Ohio and commonly known as the Maxus Investment Group (hereinafter "MIG"), Richard A. Barone, an individual (hereinafter "Mr. Barone"), Maxus Asset Management Inc, an entity incorporated under the laws of the State of Ohio (hereinafter "MAM") and Maxus Securities Corp, an entity incorporated under the laws of the State of Ohio (hereinafter "MSC"). The aforementioned person and entities are collectively referred to herein as the "Filing Persons". The business address of the aforementioned person and entities is 28601 Chagrin Boulevard- Suite 500, Cleveland, Ohio 44122.

         The Filing Persons each disclaim membership in a Group as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934 and the Rules and Regulations promulgated thereunder. However, because of the relationships between and among the Filing Persons described herein, they determined to make this filing.

         MAM is a registered investment advisor having the power to dispose of the Shares owned by the investment clients for which it acts as advisor. MSC is a broker-dealer. MIG is a financial services corporation which owns all of the outstanding shares of MAM and MSC. Mr. Barone is the controlling shareholder of MIG and is principally employed as Chairman and President of MIG, MAM and MSC and as Chairman of Maxus Income Fund, Maxus Equity Fund and Maxus Prism Fund, all of which are registered under the Investment Company Act of 1940. See Amended Exhibit A attached to this amended Schedule 13D for additional information on executive officers.

Item 3.           Source and Amount of Funds or Other Consideration

         MAM owns no Shares directly but may be deemed to beneficially own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) 432,000 Shares purchased by MAM for the account of its investment clients. MAM disclaims beneficial ownership of such Shares.

         MSC owns no Shares directly but may be deemed to beneficially own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) 18,800 Shares purchased by MSC for the account of its brokerage clients. MSC disclaims beneficial ownership of such shares.

Item 4.           Purpose of Transaction

         The Filing Persons acquired Shares to establish investment positions in the Issuer. Subject to market and business conditions and other factors, the Filing Persons may intend to purchase additional Shares. However, depending upon such factors, the Filing Persons may also maintain their present ownership of Shares or sell some or all of the Shares.

Item 5.           Interest in Securities of the Issuer

         Set forth below for the Filing Persons, in the aggregate, is the number of Shares which may be deemed to be beneficially owned as of October 23, 1997, and the percentage of the Shares outstanding represented by such ownership (based on 7,787,000 Shares outstanding):

Name:                              No. of Shares         Percent of Class

Maxus Asset Management, Inc.(1)    607,400                7.80 %

Maxus Securities Corp(2)            10,000                0.13 %

Total(3)                           617,400                7.93 %

     (1) These Shares are owned by investment clients of MAM and MAM may be deemed to beneficially own these Shares by reason of its power to dispose of such Shares under its Investment Management Agreement with such clients. MAM, however, disclaims beneficial ownership of all such Shares. (2) These Shares are owned by brokerage clients of MSC. MSC may be deemed to beneficially own these Shares by virtue of such relationship, although it has no contractual power to vote or dispose of such Shares. MSC disclaims beneficial ownership of all such Shares. (3) Mr. Barone owns no Shares directly but, by virtue of his positions as Chairman and President of MAM and MIG he may be deemed to beneficially own the 617,400 Shares which may be deemed to be beneficially owned by MAM. Mr. Barone disclaims beneficial ownership of all such Shares. (4) MIG owns no Shares directly buy MIG may be deemed to beneficially own the 617,400 Shares which may be deemed to be beneficially owned by MAM. MIG, however, disclaims beneficial ownership of all such Shares. (5) MAM and its investment clients share the power to dispose of the Shares which may be deemed to be beneficially owned by MAM. By virtue of their relationship to MAM, MIG and Mr. Barone may also be deemed to share such power. None of the Filing Persons has any power to vote the Shares.
(6) Exhibit B attached hereto sets forth the transactions in Shares effected by the Filing Persons since original filing, the dates of such transactions and the per Share purchase price. The Shares were traded on the American Stock Exchange.

Item 6.           Contracts, Arrangements, Understanding or
                  Relationships with Respect to Securities of the Issuer.

         Except as set forth in this Statement, there are no contracts, arrangements, understanding or relationships (legal or otherwise) among the Filing Persons or between any of the Filing Persons and any other person, with respect to any Shares.

Item 7.           Material to be Filed as Exhibits

Exhibit A Description of Directors and Executive officers of MAM and MIG.

Exhibit B Relevant Transactions in Shares.

Exhibit C Conforming Copy

                                   Signatures


         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, compete and correct.


                    Maxus Asset Management


Date: ___________   by: /s/ Richard A. Barone
                    Richard A. Barone, President


                    Maxus Securities Corp


Date: ___________   by: /s/ Richard A. Barone
                    Richard A. Barone, President


                    Maxus Investment Group


Date: ___________   by:/s/ Richard A. Barone
                    Richard A. Barone, President



Date: ___________   by: /s/ Richard A. Barone
                    Richard A. Barone

                                    Exhibit A

Entity                           Directors 1, 2        Executive Officers

Maxus Asset Management, Inc.     Richard A. Barone     Richard A. Barone,
                                                       Chairman & President

                                 Robert W. Curtin      Robert W. Curtin,
                                                       Secretary & Sr.
                                                       Vice-President
                                 Denis J. Amato


Maxus Securities Corp            Richard A. Barone     Richard A. Barone,
                                                       Chairman & President

                                 Robert W. Curtin      Robert W. Curtin,
                                                       Secretary
                                 Robert F. Pincus

Maxus Investment Group           Richard A. Barone     Richard A. Barone,
                                                       Cheif Executive Officer

                                 Robert W. Curtin      Robert W. Curtin,
                                                       Secretary & Sr. Vice-
                                                       President

                                 Ivan Gelfand          Ivan Gelfand, Chairman

                                 Fred D. DiSanto       Fred D. DiSanto, Chief
                                                       Operating Officer

                                 Denis J. Amato        Denis J. Amato, Chief
                                                       Investment Officer

                                 Alan R. Schwartz

1 Each of the Directors and Executive Officers listed above is a United States citizen.

2 The business address of the Filing Persons are as follows:
Richard A. Barone, Robert W. Curtin, Robert F. Pincus, Ivan Gelfand, Denis J. Amato, Fred D. DiSanto, Maxus Asset Management, Inc. and Maxus Investment Group:
28601 Chagrin Boulevard - Suite 500, Cleveland, Ohio 44122;

                                    EXHIBIT B

                      Michael Anthony Jewelers, Inc. (MAJ)
                            SECURITY CROSS REFERENCE
                              Unit        Total
Date              Lot       Quantity      Cost          Cost
--------          ---      ----------   --------    ------------
10-07-97           5         10000        3.04          30379.75
11-25-96           3           100        3.04            303.75
11-25-96           2          1000        3.04            3037.5
11-25-96           1           400        3.05           1219.75
12-31-96           4          4800        3.04          14584.75
01-02-97           5          1300        3.04            3953.5
01-21-97           6          2400        3.24           7768.75
05-13-96           2          1300        3.29           4276.84
11-25-96           3          2000        3.24           6474.75
01-12-96          10          2000        2.87           5742.73
01-15-96          11          8600        2.81          24156.23
01-16-96          12          6400        2.81          17976.73
01-19-96          13         13000        2.81          36515.24
01-22-96          14          3000        2.81           8426.59
02-01-96          15         12000        2.81          33706.37
04-22-96          16          7700        3.06          23534.01
08-05-96          17          1000        2.94           2941.36
08-06-96          20         20000        2.93          58627.28
08-06-96          19         11300        2.93          33124.42
08-06-96          18         20000        2.93          58627.29
10-07-97          21         20000        2.96             59300
10-07-97           4          5000        3.04          15199.75
09-02-97           1         10000        2.85          28504.75
01-10-96           1          1500        2.86            4283.5
03-05-96           2          1500        3.31           4969.75
11-27-95           1          5000        2.66          13324.75
04-29-96           1         10000        3.29          32879.75
08-08-96           2          5000        2.98          14887.25
11-27-96           3          5000        3.29          16449.75
08-26-96           1          2000        3.11           6224.75
08-24-95           1         10000        2.91          29129.75
08-06-96           2         10000        2.91          29129.75
08-28-95           1         10000        2.98          29754.75
01-18-96           2          2000        2.86           5724.75
02-23-96           1          2000         3.3           6599.75
02-23-96           1          3000         3.3           9897.25
02-03-97           2          1000        3.19           3189.75
10-02-96           2          3000        3.13            9375.9
12-30-96           3          2000        3.12              6250
03-21-97           4          5000           3             15000
01-21-97           1          5000        3.16          15824.75
08-06-96           1          5000        2.91          14574.75
08-07-95           3           400        2.91            1165.6
08-07-95           2           200        2.91             582.8
08-07-95           1          3100        2.92           9038.15
08-08-95           4          1300        2.92           3792.95
11-27-95           5          5000        2.66          13324.75
10-07-97           6         10000        3.04          30379.75
02-05-96           1         10000        2.91          29129.75
08-07-96           1          3273        2.92            9570.1
10-07-97           2          2002        3.05           6105.84
08-07-96           1          2901        2.92           8482.93
10-07-97           2          1774        3.05           5415.45
08-07-96           1          1621        2.93           4746.18
10-07-97           2           992        3.05           3030.35
08-07-96           1          4149        2.91          12093.39
10-07-97           2          2185        3.05           6663.53
08-07-96           1          3395        2.92           9926.64
10-07-97           2          2076        3.05           6331.36
08-07-96           1          3242        2.92            9479.5

10-07-97           2          1983        3.05            6052.9
08-07-96           1          4883        2.92          14275.32
10-07-97           2          2987        3.05           9107.63
08-07-96           1          3662        2.92          10706.95
10-07-97           2          2240        3.05           6831.15
01-11-96           1          5000        2.91          14574.75
02-08-96           2           500        3.06            1528.5
04-01-96           3          2000         3.3           6599.75
08-08-95           3          1300        2.91           3786.25
08-08-95           2          5000        2.91           14562.5
08-08-95           1          3700        2.91             10781
02-21-96           4          5000        3.04          15199.75
08-06-96           5          5000        2.91          14574.75
08-06-96           1         20000        2.91          58254.75
05-21-96           2          4000        3.29             13156
05-21-96           1           100        3.34            333.65
05-22-96           3           900        3.29           2964.85
01-06-97           4          2000        3.17           6349.75
01-23-97           6          5000        3.16           15812.5
01-23-97           5           200        3.16             632.5
01-23-97           4          2700        3.16           8538.75
01-23-97           3           400        3.16              1265
01-23-97           2           400        3.16              1265
01-23-97           1          6300        3.16           19928.5
08-07-96           1          3574        2.92          10449.77
11-21-96           2          3000        3.05           9147.25
10-07-97           3          3761        3.05          11466.39
08-19-96           2          1000        2.98              2985
08-19-96           1          1000        2.93           2927.25
09-02-97           2          5100        2.85           14547.4
11-22-96           1          2000        3.11           6224.75
11-25-96           2          2000        3.24           6474.75
09-13-96           2          1000        3.42            3422.5
09-13-96           1          1000        3.36           3364.75
11-25-96           3          2000        3.17           6349.75
11-11-96           2          2800        3.04            8509.2
11-11-96           1          2200        3.04           6690.55
07-29-96           1          5000        3.04          15199.75
08-20-96           1          5000        3.04          15199.75
08-26-96           2          1000        3.05            3047.5
08-26-96           1          1000        2.93           2927.25
11-04-96           2          1700        3.23            5499.5
11-04-96           1           300        3.19             956.5
05-01-97           4          1000         3.3            3297.5
05-01-97           3          1000        3.24           3239.75
10-30-96           1          2000        3.17           6349.75
05-01-97           3           600         3.3            1978.5
05-01-97           2          1400         3.3           4621.25
11-25-96           1          1000        3.17           3174.75
12-03-96           3           500        3.36           1678.75
12-03-96           2           500         3.3           1652.25
09-25-96           1           500        3.19              1596
09-26-96           2           500        3.31           1654.75
10-01-96           3           500        3.19              1596
09-20-96           1          2000         3.3           6599.75
04-21-97           2          3000         3.1           9304.75

12-05-96           1          3000        3.42          10272.25
09-23-96           3          1000        3.29            3287.5
09-23-96           2          5000        3.29           16437.5
09-23-96           1          4000        3.29          13154.75
10-04-96           4          2000        3.24           6474.75
10-07-97           5          1000        2.98           2979.75
10-22-97           6           500        2.92              1461
09-23-96           1         10000        3.29          32879.75
10-04-96           2          2000         3.3           6599.75
04-28-97           4          2000         3.3              6595
04-28-97           3          1000         3.3           3302.25
10-07-97           5         10000        3.04          30379.75
10-30-96           1           500        3.18              1591
10-31-96           2          1500        3.18            4763.5
04-25-97           4          2200        3.16            6957.5
04-25-97           3           800        3.04           2434.75
12-06-96           1           600        3.37           2020.75
12-10-96           2           800         3.3           2642.75
12-11-96           4           200         3.3             659.5
12-11-96           3           500        3.31            1653.5
12-18-96           5          1900         3.3              6270
01-21-97           6          1000        3.19           3189.75
10-28-96           1           200        3.07            613.75
10-30-96           2           800        3.17           2534.75
01-21-97           3          1000        3.19           3189.75
10-10-96           1          2000         3.3           6599.75
11-22-96           2          2000        3.11           6224.75
12-04-96           4          1000        3.36              3360
12-04-96           3          2000         3.3           6599.75
03-14-97           2          1000         3.1              3100
03-14-97           1          1500         3.1           4654.75
01-14-97           2          2500        3.16              7910
01-14-97           1          1000        3.17           3168.75
01-21-97           3          1500        3.24           4857.25
04-21-97           3          1000        3.04              3039
04-21-97           2           400        3.04            1215.6
04-21-97           1          1000        3.04           3043.75
04-28-97           7          2600        3.29           8552.25
08-27-97           1          5000        3.04          15199.75
08-26-97           3          1000        3.04            3037.5
08-26-97           2          1500        3.04           4556.25
08-26-97           1          2000        3.04           6079.75
10-07-97           1         20000        3.04          60754.75
04-23-96           1          3800        3.17          12060.25
08-06-96           1         15000        2.91           43687.5
09-23-96           2          5000        3.29             16445
05-02-96           1          5000        3.29             16445
08-14-95           1          5000        2.96          14780.36
08-14-95           1          5000        2.96          14777.11
11-27-95           1         10000        2.68          26785.88
05-15-96           1         10000        3.31             33061
01-22-96           1          3000        2.89              8679
                            ------                    ----------
                            617400                    1865347.47